Exhibit 14.1

CODE OF BUSINESS CONDUCT

Expeditors International of Washington, Inc. (with its wholly owned subsidiaries and other controlled entities, “Expeditors” or the “Company”) is committed to the highest standards of legal and ethical business conduct. This Code of Business Conduct (“Code”) summarizes the legal, ethical and regulatory standards that Expeditors must follow and is a reminder to our directors, officers and employees of the seriousness of our commitment. Compliance with this Code and the highest standards of business conduct is mandatory for every Expeditors director, officer and employee.

1.1	INTRODUCTION

Our business is becoming increasingly complex, both in terms of the geographies in which we function and the laws with which we must comply. To help our directors, officers and employees understand what is expected of them and to carry out their responsibilities, we have published this Code.

This Code is not intended to be a comprehensive guide to all of our policies or to all your responsibilities under law or regulation. It provides general parameters to help you resolve the ethical and legal issues you encounter in conducting our business. Think of this Code as a minimum requirement that must always be met and followed. If you have any questions about anything in the Code or appropriate actions in light of the Code, you may contact the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, General Counsel or the Chair of the Audit Committee.

We expect each of our directors, officers and employees to read and understand this Code. Violations of law, regulation, our corporate policies or this Code may lead to disciplinary action, including dismissal.

1.2	COMPLIANCE WITH LAW

Expeditors must compete in the United States and in every other country in which we do business. We must all work to maximize profits, but, at the same time, do so in strict compliance with all laws and regulations applicable to our activities in the countries in which we are doing business. Everyone must comply with both the letter of the law and the spirit of the law that governs your actions and those of our Company.

In addition to observing applicable laws and regulations, each employee must adhere to and comply with the moral and ethical standards of society in the conduct of business in the employee’s country, as well as have an appreciation for the moral and ethical standards of those other countries with which we are associated. Expeditors’ interests can never be served by an individual’s unethical or illegal behavior producing a quick profit or temporary advantage. Expeditors’ aim is to provide quality services and to promote such services to the public in a manner that informs the public without misleading it. All services that Expeditors provides need to be in compliance with applicable governmental laws and regulations, must be economically viable and must meet the Company’s marketing objectives. Each employee’s cooperation is essential to enable Expeditors to meet these goals and to deal with the problems that arise should it fail to meet them.

1.3	CONFLICTS OF INTEREST

Expeditors prohibits employees from requesting or accepting for personal benefit any service, money or other consideration, directly or indirectly, in exchange for influence in any part of Expeditors’ business. Further, employees are prohibited from engaging in conduct that is, or appears to be, in conflict with the interests of Expeditors or its customers.

In particular, no director, officer or employee shall:

•	Be a consultant to, or a director, officer or employee of, or otherwise operate an outside business that:

•	markets products or services in competition with our current or potential products or services;

•	supplies products or services to Expeditors; or

•	purchases products or services from Expeditors.

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Seek or accept any personal loan or services from any entity with which we do business, except from financial institutions or service providers offering similar loans or services to third parties under similar terms in the ordinary course of their respective businesses;

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Be a consultant to, or a director, officer or employee of, or otherwise operate an outside business if the demands of the outside business would interfere with the director’s, officer’s or employee’s responsibilities to us (if in doubt, consult your supervisor or the Company’s General Counsel’s office);

•	Accept any personal loan or guarantee of obligations from Expeditors, except to the extent such arrangements are legally permissible; or

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Conduct business on behalf of Expeditors with immediate family members, which include spouses, children, parents, siblings and persons sharing the same home (whether or not such a person is a legal relative).

Directors, officers and employees must promptly notify the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, General Counsel or the Chair of the Audit Committee of any actual or potential conflict of interest.

1.4	EQUAL EMPLOYMENT OPPORTUNITY

Across the globe, Expeditors is morally and legally committed to providing all persons an equal employment opportunity and equitable treatment based solely on merit and the valid requirements of the position. Expeditors’ equal employment opportunity policy prohibits unlawful discrimination with respect to race, sex, sexual orientation, marital status, age, color, religion, creed, national origin, disability, veteran or other status protected by applicable law. This policy relates to all employment decisions, including those in connection with recruitment, hiring, training, promotion, compensation, benefits, termination and all other terms and conditions of employment. While supervisors and managers are charged with the responsibility of preventing discrimination, the success of Expeditors’ equal employment opportunity policy really depends on the unbiased attitudes and actions of each and every employee throughout the Company. Expeditors will not tolerate any conduct calculated to intimidate, harass or otherwise discriminate against any person on the grounds listed above.

1.5	EXPECTATIONS FOR THE WORKPLACE

Expeditors believes all employees must be allowed to work in an environment free of harassment or discrimination. To accomplish this, we must have the cooperation of all of our employees. Sexual harassment may be difficult to recognize in certain circumstances. It can consist of sexual favoritism, comments and/or conduct that create a hostile or intimidating atmosphere and/or attempts to condition employment benefits on sexual concessions. We want an open, friendly and non-coercive environment for all employees. If you believe that you have or another employee has been subjected to harassment or discrimination, we urge you to report it immediately to your manager or to an officer of the Company. If you are not satisfied with that person’s response, or if a report to that person would not be appropriate, it is your responsibility to make your report to an executive officer. This is your obligation as an employee. Your report will be taken seriously and will be investigated. The Company will protect the confidentiality of those involved to the extent consistent with the need to investigate and resolve any problem. Disciplinary action, including termination, will be taken against those who violate Expeditors’ policy against harassment or discrimination and against others who condone such conduct. You will not be retaliated against for your good-faith efforts to comply with this Company policy.

1.6	LABOR STANDARDS

Expeditors will not tolerate abuses of labor standards. Expeditors prohibits forced, bonded or compulsory labor. Expeditors will not employ workers below the minimum legal age for employment, including in those countries subject to the ILO Convention No. 138 on Minimum Age. Employees are not required to lodge monetary deposits or identity documentation (such as passports or other government-issued identification cards) with Expeditors. Expeditors employees are entitled to all rights and remedies available under applicable labor and employment laws.

1.7	HEALTH AND SAFETY

Expeditors views the pursuit of health and safety as a business priority. Expeditors believes that providing a safe working environment for our employees — Expeditors’ most important asset — promotes operational excellence and quality customer service. Expeditors believes most workplace injuries and illnesses are preventable. Accordingly, to protect our employees, it is Expeditors’ policy to provide a safe workplace for all employees based on appropriate risk assessments and to comply with all applicable health and safety laws and regulations. Furthermore, Expeditors is committed to the integration of Expeditors’ basic safety principles and processes into our branch operational process standards globally.

Each employee has responsibility for maintaining a safe and healthy workplace. Employees are expected to immediately report any accidents, injuries and/or unsafe working conditions. All forms of unlawful conduct, including workplace violence and threatening behavior, are strictly prohibited. Expeditors encourages all employees to share in the Company’s commitment to health and safety.

1.8	ENVIRONMENT

Expeditors views the pursuit of environmental quality as a business priority in all jurisdictions where we have employees and service providers conducting business on our behalf. Accordingly, to protect our communities, Expeditors complies with all environmental laws and regulations that apply to our business. Expeditors is also committed to maintaining a corporate consciousness that is sensitive to environmental matters. Operational improvements and innovative developments that reduce adverse impacts on the environment are encouraged. Expeditors follows all applicable laws and regulations designed to protect and conserve vital natural resources.

Expeditors encourages all employees and service providers to share in this commitment to environmental quality. Expeditors offers many opportunities for its employees and service providers to participate in this pursuit, including:

•	Providing training to employees on how to comply with this commitment;

•	Encouraging employees to join our environmental project teams;

•	Communicating our environmental expectations with our service providers;

•	Partnering with customers and service providers on transportation alternatives that are both environmentally friendly and economically sustaining;

•	Demonstrating measurable progress toward environmental initiatives in our facilities and with our customers;

•	Encouraging a work environment in which all employees may share in the compliance with our policies;

•	Seeking the assistance and input of our employees in our periodic reviews of our compliance with Expeditors’ environmental commitments; and

•	Communicating our environmental strategy, current initiatives and accomplishments on our internal web site (http://notes-enet.chq.ei/enet/GeneralRef.nsf/pages/Environmental+Stewardship).

1.9	CONFIDENTIALITY

Our directors, officers and employees are entrusted with our confidential information and with the confidential information of our suppliers, customers and other business partners. This information may include: (1) technical or proprietary information about current and future services, (2) business or marketing plans or projections, (3) earnings and other internal financial data, (4) personnel information, (5) supply and customer lists and (6) other non-public information that, if disclosed, might be of use to our competitors, or harmful to our suppliers, customers or other business partners. This information is our property, or the property of our suppliers, customers or business partners, and in many cases was developed at great expense. All Expeditors employees therefore shall:

•	Not discuss confidential information with or in the presence of any unauthorized persons, including family members and friends;

•	Use confidential information only for our legitimate business purposes and not for personal gain; and

•	Not disclose confidential information to third parties.

Only certain individuals are authorized to speak for Expeditors in response to requests for information about the Company from investors, the press or other third parties. Always refer any such requests for information to the Chief Executive Officer, Chief Operating Officer or Chief Financial Officer.

1.10	OPEN DOOR POLICY

Expeditors maintains an open door policy with its employees. If you disagree with a decision of your supervisor and cannot satisfactorily resolve that disagreement with your supervisor, you should feel free to bring it to the attention of a manager or an executive officer of Expeditors. The open door policy should be used when you have any concerns about your employment. It should also be used whenever you have concerns or suggestions with respect to this Code or any of Expeditors’ policies — or have a creative idea that could assist our operations.

1.11	ANTI-CORRUPTION

Expeditors complies with all laws of the United States and the laws of other countries in which the Company operates. Compliance with our anti-corruption policy is part of this responsibility. Because of the far-reaching impact of the anti-bribery laws of the United States and the laws of other countries in which the Company operates, all employees of Expeditors (which, as noted in the opening paragraph of this Code, includes employees of the Company’s wholly owned subsidiaries and other controlled entities) must comply with our anti-corruption policy. To be clear: Expeditors’ anti-corruption policy applies to Expeditors and its joint venture partners, subsidiaries, divisions and to all directors, officers and employees acting for or on behalf of Expeditors. Everyone at Expeditors from the Board of Directors and the Chief Executive Officer to desk-level employees must comply with this anti-corruption policy.

•	Improper Payments

All directors, officers, employees and joint venture partners are prohibited from offering, paying or receiving kickbacks, bribes or undisclosed commissions; making other unlawful special payments; giving lavish gifts or offering excessive entertainment in kind and consideration for a business advantage; giving unlawful discounts; or performing any unlawful special services to or for governmental officials or private parties. All directors, officers, employees and joint venture partners acting for or on behalf of Expeditors are prohibited from making any such payments or performing such services for third parties for the purpose of obtaining favors, treatment that such party typically would not be entitled to receive, contracts or sales from others. Similarly, no such person acting for or on behalf of Expeditors should solicit or accept such payments or services.

•	Foreign Corrupt Practices Act (“FCPA”)

Critical to our global compliance success is providing services to our customers in accordance with the laws of countries in which the Company operates. These laws include the FCPA, a broad United States law that applies to all directors, officers, employees and joint venture partners acting for or on behalf of Expeditors, regardless of actual physical or geographic location. The FCPA prohibits bribes being offered, authorized, promised or given to non-U.S. government officials for the purpose of obtaining or retaining business. (Other laws prohibit bribes to U.S. government officials.) The FCPA also requires accurate record keeping practices and adequate internal controls so that the true nature of any transaction or payment can be substantiated from underlying source documents.

While the FCPA is a law enacted and enforced by the U.S. government, as a Company headquartered in the U.S., FCPA requirements apply to the conduct of all of our employees on a worldwide basis (which, again, includes the employees of wholly or partially owned subsidiaries or other controlled entities). Because this law applies to us wherever we operate, it is especially important that you understand this policy. We have included several paragraphs below explaining how the law applies to you.

It is Expeditors’ policy that no director, officer, employee or joint venture partner acting for or on behalf of Expeditors may (directly or indirectly) offer, authorize, promise or give anything of value to:

•	any government official, regardless of the official’s rank, title, influence or other status. This prohibition also includes members of the official’s immediate and extended family;

•	employees of state-owned or -controlled businesses, such as airports, airlines and oil companies;

•	political party officials and candidates for political office; or

•	officials of international organizations, such as the United Nations, the Red Cross and the World Bank.

Please note that legitimate payments made out and paid directly to a governmental agency, including customs offices, are permitted under this policy. A payment made out to an individual working for such an agency is not permitted.

Although facilitation payments are lawful within the meaning of the FCPA, it is Expeditors’ policy that no facilitation payments can be made without obtaining prior approval from the Company’s General Counsel’s office, and in consultation with outside legal counsel when appropriate.

Be mindful that the prohibitions of the FCPA and related laws are strict and apply even when you know that certain business activities cannot be accomplished without an improper payment. These prohibitions cover not only cash payments but also offering, authorizing, promising or giving meals, gifts, entertainment, travel or anything else of value to government officials. If the offer or payment to a government official is tied to an expectation of getting business or obtaining an unfair advantage over our competitors or assisting a customer, you cannot make the offer or payment. The FCPA, and laws like the FCPA, all focus on the intent behind the offer or payment. If the offer or payment is intended to obtain or retain any improper business advantage, then the offer or payment is prohibited. This is true even if you personally make the payment with your own money out of your own pocket and do not request reimbursement from the Company.

Expeditors directors, officers, employees and joint venture partners should not turn a blind eye to any payments being offered or paid to a government official to advance Expeditors’ interests even if the Expeditors director, officer, employee or joint venture partner did not authorize the offer or payment. The standards of the FCPA and similar anti-corruption statutes do not allow you to bypass or circumvent this policy or the FCPA requirements by arranging for someone else (such as an agent or other third party) to make the offer or payment. This policy, and the requirements of the FCPA and related laws, expressly prohibits all directors, officers, employees and joint venture partners from using third parties to make an improper offer or payment. If you are not permitted to make an offer or payment, then you cannot have a third party make the offer or payment.

If you become aware of any improper offers or payments, you should immediately contact the Company’s General Counsel’s office or the anti-corruption hotline as set out below in Section 1.18 of this Code.

1.12	GIFTS AND ENTERTAINMENT

Even if the anti-corruption prohibitions of this Code do not apply for some reason, it is Expeditors’ policy not to offer, give or accept gifts of significant value unless specifically authorized by an executive officer of the Company. While Expeditors discourages offering, giving or accepting gifts of even nominal value, such conduct will not constitute a violation of Company policy if it is a customary practice and does not violate the law or any other provisions of this Code. You should entertain and be entertained only at times and in circumstances authorized by Company policy and never in a manner that creates an appearance of impropriety. Any giving or receiving of gifts or entertainment of even nominal value must be approved by your direct supervisor. Remember that, as discussed in Section 1.11, certain types of gifts to, and entertainment of, government officials, employees of a state-owned or -controlled business, political party officials or candidates for political office or officials of an international organization are never permissible. For further guidance on Expeditors’ gifts and entertainment policy, please refer to Section 1.11 of the Code.

1.13	ANTITRUST/COMPETITION

Antitrust and competition laws of the United States, the European Union and other countries were enacted to help preserve free markets by promoting competition in the marketplace. Expeditors strongly believes that fair competition and a free market with minimal barriers to entry serve the best interests of Expeditors, our employees, shareholders and customers. It is the policy of Expeditors that all directors, officers and employees shall comply with all applicable antitrust and competition laws of any country or group of countries applicable to Expeditors’ business. Employees who violate this policy will be subject to corrective action by Expeditors that may include discipline, up to and including termination.

Competition and free markets are restrained and compromised when groups of competitors — large or small — engage in conspiratorial conduct to keep market forces from working. This is usually done through agreements to fix prices, allocate sales and/or standardize product offerings.

The importance of antitrust compliance cannot be overemphasized. A violation of applicable antitrust laws can be a serious crime, even if the underlying conduct took place outside of the U.S. An individual convicted of an antitrust violation in the U.S. could face a lengthy jail term (up to 10 years) or severe monetary fines (up to $1 million) and Expeditors also could be prosecuted for the individual’s wrongful conduct and face substantial criminal fines. In recent years, criminal fines against companies have grown significantly, often exceeding $100 million for a single company. Further, Expeditors could be fined substantial sums of money in other jurisdictions around the world equal to or exceeding the fine assessed in the U.S. In particular, companies found to have violated the competition laws of the European Union are subject to fines of up to 10% of the company’s gross worldwide turnover for the previous year. In addition, fines in other jurisdictions can be as significant as those assessed in the U.S. or the European Union. Thus, these penalties are likely to be grossly disproportionate to whatever advantage was sought to be gained. In addition, antitrust civil litigation (whether in the U.S. or elsewhere around the globe) is burdensome, expensive and time-consuming for all concerned, even if the outcome ultimately is favorable.

It is the responsibility of every employee to comply with all antitrust and competition laws. This requires that Expeditors employees understand what can constitute a violation of those laws. Many people who have violated antitrust rules have done so unintentionally by (for example) attending meetings or functions organized by customers, trade associations or carriers. Any meeting with a competitor, whether in the context of a trade association meeting, airline-organized social event, customer bid meeting or otherwise, can provide a setting at which the temptation may be present for competitors to discuss matters that may constitute violation of antitrust laws. Although these laws may differ from country to country, compliance with the following Company guidelines will significantly reduce the possibility of antitrust/competition violations:

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Do not discuss, or otherwise communicate, competitively sensitive topics with a competitor. Examples of competitively sensitive topics include price, rates, terms of sale, pricing plans and specific costs. This is particularly important to refrain from doing when a customer is directing you to collaborate with a competitor;

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Do not divide or otherwise allocate markets or customers with a competitor. This includes services with existing customers (for example, agreeing with a competitor not to bid on transportation services if the competitor agrees not to bid on the brokerage services);

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Do not collaborate or coordinate with a competitor on a competitive bid. This includes agreeing in advance which firm will win the bid, agreeing to take turns being the low bidder, agreeing to sit out a round or agreeing to provide unacceptable bids. This also includes agreeing to create a subcontracting scheme to include losing bidders or agreeing to create a joint venture to submit a single bid.

•	Do not agree with a competitor to boycott another business;

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Ensure that your written communications in memos, email, studies or reports are clearly worded to avoid any false impression that Expeditors has engaged in improper activity when, in fact, it has not. For example, it is important to clearly attribute the source of any intelligence gathered on a competing firm (e.g., information reported was obtained from customer X or trade publication Y);

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Ensure that any trade associations or other similar groups, such as an industry group formed to promote common causes in which Expeditors participates along with one or more of its competitors, have appropriate pro-competitive purposes and are conducted in compliance with applicable antitrust laws;

•	Do not join or attend meetings of a trade association (or any other similar group) that does not have its own antitrust counsel and written antitrust guidelines;

•	Do not agree to serve in any executive or board capacity for a trade association. This is prohibited under Company guidelines;

•	Limit your involvement in all trade associations to events focusing on industry updates and/or other relevant business topics;

•	Do not agree to implement pricing or service guidelines published or otherwise promoted or endorsed formally or informally by a trade association or other industry advocacy group;

•	Do not submit or otherwise communicate statistics or other information about Expeditors’ pricing, fees or rates to competitors, a trade association (or any of its committees) or any other third party;

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If a discussion of prices, rates or fees is begun at a meeting with a competitor or during a formal meeting of a trade association, at an informal social event or otherwise, leave the meeting/event immediately and in a conspicuous manner by announcing that you are leaving and the reason that you are leaving. If minutes are being recorded for the meeting, you should request that your departure and the reason for it be noted in the minutes;

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Always report as soon as possible all suspected antitrust problems, including any invitations or offers from competitors or customers to engage in what may be illegal activity, to the Company’s General Counsel’s office; and

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If you receive inadvertently disclosed competitor information, you must immediately contact the Company’s General Counsel’s office by telephone (not email) for further guidance. If such information was disclosed to you in writing (such as in an email), you should also print and deliver a copy of the written document to the General Counsel’s office by hand or through interoffice mail (do not send or forward the email electronically). It is important to remember that competitor information inadvertently disclosed to you must never be considered in any business decision.

Should you have a question regarding the application of antitrust and competition laws, or believe that you may be involved in, have observed or have knowledge about an activity that could give rise to an antitrust or competition law issue, you should immediately contact the Company’s General Counsel’s office.

1.14	COMMUNITY ACTIVITIES AND POLITICAL CONTRIBUTIONS

Expeditors encourages all employees to participate on an individual basis in community and political activities. However, when you are participating in such activities, you are participating and expressing your views as an individual citizen and not as a representative of Expeditors.

Expeditors does not endorse political parties or individual candidates. The contribution of Expeditors’ funds to political campaigns is strictly prohibited, regardless of whether it is done directly or through third parties. Expeditors’ premises should not be used for political or campaign purposes.

1.15	OBLIGATIONS REGARDING EXPEDITORS STOCK

Using confidential material information for trading securities, or tipping others to trade based upon this sort of information, is both unethical and illegal. Material inside information is any information about a company (Expeditors, our customers or our suppliers) that has not reached the general marketplace and is likely to be considered important by investors thinking about buying or selling the securities of the company in question. For further information regarding the Company’s policy and your obligations as it relates to the trading of Expeditors stock, please refer to the Insider Trading Policy that can be found on the Company Policies and Procedures page of our internal web site.

1.16	FINANCIAL REPORTING, INTERNAL CONTROLS, PUBLIC DISCLOSURE AND RECORD RETENTION

Every Company financial record — including time records, invoices, travel and entertainment receipts, sales records, receipts from governments and expense reports — must be accurate, complete, timely and in accordance with the law. These records are the basis for managing our business and for fulfilling our obligations to shareholders, other employees, customers, suppliers and regulatory authorities.

Expeditors maintains a system of internal controls that, among other things, ensures the integrity and accuracy of our financial records. You must understand and comply with the internal controls requirements applicable to your job and make sure that all of the financial records for which you are responsible are truthful and accurately reflect the transactions being recorded. False or misleading entries (including omissions) in Company books and records are prohibited.

Expeditors is committed to providing our shareholders and investors with full, fair, accurate, timely and understandable disclosure in the reports that the Company files with the U.S. Securities and Exchange Commission. To this end, our directors, officers and employees shall:

•	Not make false or misleading entries in our books and records for any reason. This includes items submitted for reimbursement under Expeditors’ policies and procedures;

•	Comply with generally accepted accounting principles at all times;

•	Notify your Regional Controller and/or the Chief Financial Officer if there is an unreported transaction;

•	Maintain a reliable system of internal accounting controls that will provide reasonable assurances to management that all transactions are properly recorded on a timely basis;

•	Maintain books and records that accurately and fairly reflect our transactions;

•	Prohibit the establishment of any undisclosed or unrecorded bank accounts, funds or assets;

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Maintain a reliable system of internal disclosure controls that will provide reasonable assurances to management that material information about Expeditors is made known to management, particularly during the periods in which our periodic public reports are being prepared;

•	Present information in a complete, clear and orderly manner and avoid the use of unnecessary legal and financial language in our periodic reports; and

•	Not communicate to the public any non-public information except through our Chief Executive Officer, Chief Operating Officer or Chief Financial Officer.

Knowing what documents and information to keep — and for how long — is an important part of the job at Expeditors. Accordingly, Expeditors’ Document Retention Policy, which will be found at the Company Policies and Procedures page of our internal web site, establishes records retention and destruction procedures designed to ensure compliance with statutes, regulations and other legal obligations to retain records and, at the same time, provide guidance regarding the lawful disposal or deletion of unnecessary records that impose substantial storage costs and other inefficiencies upon the Company. On occasion, Expeditors may be required to suspend the disposal or deletion of certain documents when litigation or regulatory inquiry is likely or ongoing. Thus, employees should never destroy or alter any document that is the subject of any pending or threatened proceeding, dispute or regulatory inquiry.

1.17	WAIVERS OF CODE OF BUSINESS CONDUCT

Any waiver of this Code for executive officers or directors may be made only by the Board of Directors and will be promptly disclosed as required by law or stock exchange regulation.

1.18	REPORTING ABUSES, COMPLAINTS; TWO SPECIFIC REPORTING HOTLINES

There are two reporting hotlines. Neither of them is to be used for routine, even if personally significant, employee grievances. There is no “open door policy” hotline. The open door policy (Section 1.10 of this Code) means, literally, that every supervisor’s, manager’s and executive officer’s door is open to every employee. The purpose of that policy is to encourage direct communication about any subject that an employee believes is important; the proper use of the open door policy is critical to maintaining Expeditors’ culture. Every significant concern may be raised in this manner.

Make no mistake: It is your responsibility to report any known or suspected violation of the principles and standards set forth in this Code to a responsible Expeditors official who is not involved in the matter giving rise to the violation being reported and who has sufficient authority to adequately deal with the persons subject to the Code. In many instances this individual will be your immediate supervisor, but it is also possible that you might want to inform an executive officer. If you report a violation or a suspected violation and you feel appropriate action is not taken, you should report this fact to an Expeditors executive officer. Expeditors prohibits any retaliation for good-faith reports.

Two important areas deserve a special reporting track in addition to the open door policy: financial reporting and anti-corruption reporting. Indeed, government rules and best practices dictate that we make available two separate 24-hour reporting hotlines for these areas. Both hotlines are maintained and operated by an independent third party service provider to ensure that reports are confidential and anonymous.

•	Financial reporting hotline

One hotline, required by the Sarbanes-Oxley Act and other similar regulations, is for concerns regarding financial reporting, internal controls (including fraud), public disclosure and record retention matters. See Section 1.16 (among others) of this Code for further explanation of what those matters involve. You can leave a message on this hotline in one of three ways:

•	Secure Web Form: To access an Internet-based message interface that will deliver a confidential and anonymous message to Expeditors officials, go to: http://www.openboard.info/expd/.

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Email: When submitting a message via email, your email address will be stripped out of your email by the independent service provider. You will receive a return email from this service provider that will provide you with follow-up instructions. The email address to which a financial reporting message can be sent is: expd@openboard.info.

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Voicemail: To leave a verbal message via telephone, dial 866-495-4153 (toll free). Employees located outside North America, please dial 402-572-4996. All calls are answered by machine and voicemail messages are electronically altered/disguised by the independent service provider before your message is made available to Expeditors officials.

No matter which method you use, you will receive a 15-digit code that can be used to access information about the status of your message. If needed, that information would include any request from Expeditors for you to anonymously supply additional information regarding your message.

All complaints to the above hotline concerning accounting, internal accounting controls or auditing matters will be referred to the Audit Committee.

•	Anti-corruption hotline

The other hotline is for reporting concerns regarding Expeditors’ anti-corruption policy. See Sections 1.11 and 1.12 for further explanation of that policy and related matters. Although Expeditors encourages you to give your name and contact information when reporting a suspected violation, you can leave a message anonymously on this hotline only by voicemail, as follows:

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Voicemail: To leave a verbal message via telephone, dial 866-254-6583 (toll free). Employees located outside North America, please dial 402-516-5029. All calls are answered by machine and voicemail messages are electronically altered/disguised by the independent service provider before your message is made available to Expeditors’ General Counsel’s office.

You will receive a 15-digit code that can be used to access information about the status of your message. If needed, that information would include any request from Expeditors for you to anonymously supply additional information regarding your message.

Remember: the open door policy is always available. In those rare instances where going directly to your manager, supervisor or an executive officer is not an option, or is otherwise inappropriate, two reporting hotlines are available: (1) a financial reporting hotline; and (2) an anti-corruption hotline.